July 14, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Ada Sarmento
Christine Torney
Lynn Dicker
Mary Beth Breslin

Re:    ALX Oncology Holdings Inc.

Registration Statement on Form S-1 (File No. 333-239490)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 13, 2020 and the date hereof, approximately 1,505 copies of the Preliminary Prospectus dated July 13, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on July 16, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

PIPER SANDLER & CO.

CANTOR FITZGERALD & CO.

As representatives of the Underwriters

By: Jefferies LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman Title: Managing Director

By: Credit Suisse Securities (USA) LLC

By:	/s/ Andrew E. Singer
Name: Andrew E. Singer
Title: Managing Director

By: Piper Sandler & Co.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

By: Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Senior Managing Director

[Signature Page to Underwriters Acceleration Letter]